UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Greensbury Market Corp.

Legal status of issuer

       Form
       C-Corp

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       December 27, 2013 (C-Corp Date of Organization)
       September 21, 2007 (Original LLC Date of organization)

Physical address of issuer
65 N Moore St., New York, NY 10013

Website of issuer
https://www.greensbury.com/

Name of intermediary through which the Offering will be conducted

SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
1,386 Shares

Price (or method for determining price)
$18.04

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 17, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$120,802	$92,732.00
Cash & Cash Equivalents	$99,668	$75,907.00
Accounts Receivable	$21,134	$16,825.00
Short-term Debt	$77,452	$77,452.00
Long-term Debt	$0	$0
Revenues/Sales	$653,671	$445,500
Cost of Goods Sold	-$491,173	-$418,411
Taxes Paid	$0	$0
Net Income	-$378,233	-$494,129

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 18, 2017

Greensbury Market Corp.



Up to $1,070,000 of Series A Preferred Stock

Greensbury Market Corp. (Greensbury, the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 17, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by November 17, 2017, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to November 17, 2017, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or

regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://www.greensbury.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES
Updates on the status of this Offering may be found at: https://www.seedinvest.com/greensbury/series.a

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013. The Company sells meat and seafood online, with a focus on animal welfare and environmental sustainability.

The Company is located at 65 N Moore St., New York, NY 10013.

The Company's website is https://www.greensbury.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/greensbury/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business

Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood. All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste.

Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

The Offering

Minimum amount of Series A Preferred Stock being offered	$25,003.44
Total Series A Preferred Stock outstanding after Offering (if minimum amount reached)	1,386 Shares

Maximum amount of Series A Preferred Stock	$1,069,995.24
Total Series A Preferred Stock outstanding after Offering (if maximum amount reached)	59,312 Shares
Purchase price per Security	$18.04
Minimum investment amount per investor	The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.
Offering deadline	November 17, 2017
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 12, 27 and 29 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the early summer and holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Greensbury's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We may face unexpected difficulties in setting up its West Coast facilities. The Company may be unable to find a partnership as advantageous as that with Rastelli and setbacks in that expansion may result in lower revenue growth and higher shipping costs than anticipated.

The Company has a large amount of high-interest credit-card debt. As of August 31, 2017, Greensbury had $81,657 in credit card debt. The Company plans to use capital raised from this round to pay it off, reducing the amount of capital that Greensbury can allocate towards customer acquisition and growth.

The Company has two long term outstanding loans from Bradley Harrison and Matt Kole. These long-term liabilities come to $72,452 with annual interest rates of 12% for Bradley Harrison's loan and 5% for Matt Kole's loan. Repayment of the former will commence upon the Company reaching profitability and the latter will be paid back upon an exit.

Greensbury faces competition from other companies in the food delivery space. We compete against traditional Grocery Stores such as Whole Foods and The Fresh Market, as well as newer companies like Blue Apron and Butcher Box. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services.

We are substantially dependent on our collaboration agreement with Rastelli Food Groups. Per the agreement, Rastelli will source product and fulfill Greensbury orders in exchange for equity in Greensbury and other consideration. The termination of, or material changes to, our relationships with Rastelli or the inability of Rastelli to fulfill our orders, would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We may fail to maintain food safety throughout the supply chain and food-borne illness incidents may materially adversely affect our business. There are many factors that may influence the safe packaging, delivery, handling, storage, cooking, or consumption of these foods. Selling perishable meats, poultry, and seafood products online involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents could expose us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by our consumers. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ted Hopper, and Mrinali Vaswani who are CEO and CFO & COO of the Company respectively. The Company has entered into an employment agreement with Ted Hopper, but currently only has a contracting agreement with Mrinali Vaswani. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds greater than the Target offering amount. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company did not generate profits, and sustained net losses of $378,233 and $494,129 during the years ended December 31, 2016 and 2015, respectively. According to the reviewing CPA, the Company has an accumulated deficit of $1,655,291 as of December 31, 2016, and current liabilities exceed current assets by $333,697 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The independent accountant further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks Related to the Securities

The sale of Series A Preferred Stock is subject to approval by a majority of the uninterested Series Seed Preferred Stock Holders. In the Company's current Charter, the Company may not create or sell the Series A Preferred Stock without the approval of a majority of the holders of Series Seed Preferred Stock. However, because Bradley C. Harrison is a board member of SeedInvest, the Company cannot rely upon his, or his affiliates votes, in determining if the Series Seed Preferred Stock approves of this transaction. The Company has not yet obtained the requisite approvals.

SeedInvest has a potential conflict of interest. Bradley Harrison, a board member of SeedInvest, is also a member of Greensbury'a board. While Bradley does not have influence, or oversee day-to-day operations, he does have influence over both Greensbury and SeedInvest.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of preferred stock may be subject to dilution. Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series A Preferred Stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Greensbury Market is an online delivery service selling organic grass-fed/grass-finished beef, organic poultry, antibiotic-free pork and wild/sustainably caught seafood.

Business Plan
All of our beef comes from family-owned, American farms and we only work with farmers, ranchers, and fishermen that treat animals humanely, are committed to ethical/healthy production standards and work to preserve the ecosystem. We ship to the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. Greensbury is committed to selling the finest, highest quality meats and seafood. Unlike other companies, we give our customers the convenience of ordering whatever they want, whenever they want it. And our individual portion sizing and packaging means you only use what you want, when you want.

History of the Business

Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online delivery service	Greensbury customers can order products a la carte, schedule recurring deliveries, set delayed deliveries and send gifts to their friends/families/coworkers.	Americans spend nearly $50 Billion on organic annually; Over 82% of U.S. households buy organic

Greensbury customers can order products a la carte, schedule recurring deliveries (at a 5% discount and on a timeline they select), set delayed deliveries and send gifts to their friends/families/coworkers. We also offer a full breadth of healthy, high-quality proteins including beef, chicken, pork, turkey, lamb, salmon, halibut, cod, tuna, scallops, lobster, and shrimp.

We demonstrate our commitment to customer service and satisfaction with a 100% satisfaction guarantee and our customer ratings speak for themselves--avg. 4.6 out of 5 stars from over 610 reviewers. And with over 17k followers on Facebook combined with an active email database of nearly 30k we have direct access to a large and growing customer base. Our 71 Net Promoter score is 32 points higher than the averages for both the Grocery and Online Shopping sectors.

Competition

The organic online delivery market is highly competitive. We compete against traditional Grocery Stores such as Whole Foods and The Fresh Market, as well as newer companies like Blue Apron and Butcher Box. We believe we are one of few online providers with full breadth of organic, "free-from" proteins (e.g., beef, poultry, seafood, etc.), and are well positioned in the industry segments and markets in which we operate. Compared to newcomers, we already have scale and costs savings due to our relationship with Rastelli. As we grow, we do not expect to have to make capital investments into infrastructure.

Customer Base

Our customers are individual consumers that demand for high quality, healthy, "free from" proteins. From what we have noticed, millennials and other demographics are increasingly seeking organic, sustainable foods to cook at home, such as those offered by Greensbury. We believe these customers are willing to pay a premium for these products, especially those sourced domestically. Greensbury has an engaged user base with 27% return rate, and average order value of $129.

Intellectual Property

The Company is dependent on the following intellectual property: The Company has one Trademark Registration: 3532089 for Greensbury Market

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
3532089	IC 029. US 046. G & S: Meat, poultry [and seafood]. FIRST USE: 20080818. FIRST USE IN COMMERCE: 20080818	GREENSBURY MARKET	September 26, 2007	November 11, 2008	U.S.

Governmental/Regulatory Approval and Compliance

All governmental or regulatory approval and compliance is the responsibility of our equity partner, Rastelli Foods Group. Rastelli is a leader in food safety and is fully compliant with, or exceeds, all USDA, FDA, FoodChek™ and SQF Level 3 sourcing, harvesting, processing, and packaging standards.

Litigation

None

Other

The Company's principal address is 65 N Moore St., 2nd Fl., New York, NY 10013
The Company conducts business in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.36%	$89,500
West Coast Dist. Center	11.10%	$2,775	7.33%	$78,440
Misc. / Cushion	0.00%	$0	4.67%	$50,000
Customer Acquisition	38.85%	$9,713	53.67%	$574,303
Additional Headcount	5.55%	$1,387	18.33%	$196,100
Interest Bearing Credit Card Debt	0.00%	$0	7.63%	$81,657
Total	100.00%	$25,000	100.00%	$1,070,000

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Bradley Harrison
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Director, Advisor

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Bradley C. Harrison is an entrepreneur and seasoned business development executive with a passion for technology, media, entertainment and lifestyle.

Brad has a great deal of experience launching new ventures. While attending MIT, he worked as a Partner in a seed stage venture fund, ITU Ventures, and helped launch a joint MIT-Harvard incubator. During this experience, Brad worked at the earliest stages with many dynamic companies including Endeca Technologies.

While serving as Director of Media Strategy and Development at AOL, Brad co-authored 3 patents in search, geo-tagging, and personalization, with Edmund Fish, Senior Vice President and General Manager at AOL. Following AOL, Brad helped raise $40M in venture funding for a contextual online advertising network. Prior to launching his business career, Brad served in the United States Army for five years, earning both Airborne and Ranger qualifications and retired as Captain.

Name
Ted Hopper
All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ted was raised in the midwest in the traditions of home cooked, family meals made from fresh, seasonal ingredients. He appreciates the positive impact that a shared meal can have in relationships and believes the quality of ingredients only enhances that experience. Ted has a BA from Vanderbilt University and MBA from the University of Maryland Robert H. Smith School of Business.

Name
Todd Horowitz
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founder, Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Todd grew up with a hippie mother that never allowed him to eat processed foods. 25 years later he decided to convert his traditional wholesale meat and seafood distributor, to Greensbury Market after he cooked an organic grass fed steak next to a traditional grain fed steak. Todd's currently cooking a lot of organic ground turkey.

Name
Ray Rastelli
All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ray opened his first meat stop in South Jersey in 1976. Today, he maintains the small family business feel and personalized customer service from when he opened shop more than 40 years ago, even as Rastelli has grown globally. As president, Ray takes equal care in leading the financial success of the company, as well as upholding its positive corporate culture and founding values, as it continues to expand in food service, production, distribution, retail, and e-commerce markets.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ted Hopper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO 2017

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Ted was raised in the midwest in the traditions of home cooked, family meals made from fresh, seasonal ingredients. He appreciates the positive impact that a shared meal can have in relationships and believes the quality of ingredients only enhances that experience. Ted has a BA from Vanderbilt University and MBA from the University of Maryland Robert H. Smith School of Business.

Name

Mrinali Vaswani

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO & COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mrinali studied accounting and finance in Texas. When she moved to NY, she took a quick interest in Greensbury and it's mission to provide the highest quality proteins to all Americans. She has a strong affinity for taking care of both our bodies and our ecosystem - it was a natural fit. Mrinali makes sure everything runs smoothly, from our sourcing to logistics. She is the backbone of our team and loves our wild salmon.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Board of Directors	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has two full time employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	120,179
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to	N/A

Regulation CF	
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	61%

Type of security	Series Seed Preferred Stock
Amount outstanding	76,931
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	39%

The Company has authorized 446,000 shares of $0.001 par value common stock and 194,000 shares of $0.001 par value preferred stock, of which 80,500 are designated Series Seed Preferred Stock and 113,500 are designated Series A Preferred Stock (assuming a December 1, 2017 first close date). As of December 31, 2016 and 2015, 120,179 and 120,179 shares of common stock, respectively and 76,931 and 63,562 shares of Series Seed Preferred Stock were issued and outstanding, all respectively. No shares of Series A Preferred Stock have yet been issued.

Series Seed Preferred Stock have certain non-cumulative dividend rights over common stock, are optionally convertible into common stock with dilution protections on the conversion rate, are mandatorily convertible to common stock upon an initial public offering, contain other protective provisions, and have voting rights commensurate with common stockholders. The Series Seed Preferred Stock has liquidation preferences over preferred stock at $16.83 per share, providing total liquidation preferences of $1,294,749 and $1,069,748 as of December 31, 2016 and 2015, respectively.

Share Issuance:
During 2013, the Company converted its LLC membership interests to the Company's common stock, resulting in the issuance of 135,295 shares of common stock.

In 2014, the Company issued a total of 46,270 shares of common stock at prices per share of $11.96-$16.67 per share, for total proceeds of $700,000. These stock purchase agreements contained contractual liquidation preferences that provide for a preference over other equity holders equal to the purchase amount in the event of a liquidation event. These liquidation preferences remain in place until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000-$4,250,000 or greater (varies by agreement). Additionally, these shareholders are provided dilution protections providing for the issuance of additional shares without further consideration upon an equity financing transaction at a valuation of $3,300,000 or less up until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000 or greater. These shares are also provided with preemptive rights to purchase shares in future equity financing events. All but 6,000 of these shares of common stock were exchanged for an equal number of Series Seed Preferred Stock during 2015. Accordingly, the liquidation preferences and other rights on the converted shares were converted to the rights and preferences of the Series Seed Preferred Stock. The liquidation preferences on the remaining 6,000 shares were $100,000 and $100,000 as of December 31, 2016 and 2015, respectively.

In 2015, three stockholders agreed to surrender a portion of their shares of common stock, resulting in the surrender of 73,171 shares of common stock back to the Company for no consideration.

As discussed in Note 4 in the Reviewed Financials in Exhibit B, the Company issued 60,510 shares of common stock in 2015 in connection with a collaboration agreement. These shares were valued by the Company at $112,500 and were accordingly recorded as paid-in capital in consideration for entering into this agreement.

In 2015 and 2016, the Company issued its preferred stock at price per share of $16.83. In 2015, 48,725 shares of common stock were exchanged for an equal number of Series Seed Preferred Stock, the Company issued 2,970 shares of Series Seed Preferred Stock for $50,000 cash, and converted principal and accrued interest totaling $144,844 on outstanding notes payable to Series Seed Preferred Stock at 20%-40% discounts to the preferred stock pricing, resulting in the issuance of 11,867 shares of Series Seed Preferred Stock. In 2016, the Company issued 13,369 shares of preferred stock for total proceeds of $225,000.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	PENSCO Trust Company, Custodian, FBO Dan Castro, IRA; Leatherneck Ventures LLC; Christopher Lindsey
Amount outstanding	$150,000 in total
Interest rate and payment schedule	5%

Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	Due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the Next Equity Financing.
Other material terms	The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity.

In March 29, 2017, the Company issued $50,000 convertible promissory notes to three investors for total financing of $150,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the Next Equity Financing. The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity.

Type of debt	Senior Secured Demand Note
Name of creditor	Bradley C. Harrison
Amount outstanding	$25,000
Interest rate and payment schedule	12%
Amortization schedule	N/A
Describe any collateral or security	Secured by a lien on all company intellectual property including the Company's one registered trademark

Maturity date	Repayable upon demand
Other material terms	This Note is a senior, secured obligation of the Maker (Greensbury)

Type of debt	Senior Secured Demand Note
Name of creditor	Matthew Kole
Amount outstanding	$47,000
Interest rate and payment schedule	5%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	All principal shall be payable upon the first to occur of the following: (a) upon any liquidation, reorganization, separation, merger or consolidation of the Borrower, or acquisition of property or stock by another entity, or the sale of assets of the Borrower outside the ordinary course of business; or (b) upon any sale of stock of the Borrower resulting in any change of control of the Borrower; or (c) upon any Event of Default.
Other material terms	N/A

The Company's founder and a board member had extended financing through the issuance of notes payable of $25,000 in 2015 and $47,452 in 2014. Additionally, the Company's founder advanced the Company $5,000 during 2015 which was repaid without interest in 2016. These notes payable are repayable upon demand, or upon a liquidation event, change in control, or default under the terms of the agreement, and accordingly the Company has classified these notes payable as current liabilities as of each December 31, 2016 and 2015. The $25,000 note bears interest at 12% and the $47,452 note bears interest at 5%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $5,365 and $3,938 was recorded for these notes during the years ended December 31, 2016 and 2015, respectively. No interest payments have been made to date and the accrued interest on these notes amounted to $9,302 and $3,938 as of December 31, 2016 and 2015, respectively.

The Company pays rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $24,000 and $10,000, respectively. Of these costs, $30,000 and $10,000 remained outstanding and payable as of December 31, 2016 and 2015, respectively.

The Company has deferred compensation to the CEO and CFO as needed to support cash flow needs throughout 2015 and 2016. As of December 31, 2016 and 2015, deferred compensation to these Company officers was $61,693 and $7,679, respectively.

Ownership
The Company is broadly held amongst 28 shareholders. The only shareholder that owns 20% or more is: N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company is a business that has not yet generated profits, has sustained net losses of $378,233 and $494,129 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,655,291 as of December 31, 2016, and current liabilities exceed current assets by $333,697 as of December 31, 2016. Costs of goods sold include merchant fees of $16,071 and $10,877 and delivery costs of $97,381 and $76,136 for the years ended December 31, 2016 and 2015, all respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Collaboration Agreement

In February 2015, the Company entered into a collaboration agreement with a supplier and distributor of product whereby the counterparty will source product for the Company to sell and distribute such product to the Company's customers (the "Collaboration Agreement"). The agreement is for an initial term of three years, and contains an automatic renewal option for additional one-year terms until terminated under the terms of the agreement. The agreement provides the Company with pricing of the counterparty's costs plus 10%, and provides for a 50% split of commission on profits from business customers brought to the counterparty by the Company. The Company issued 60,510 shares of its common stock to the counterparty as part of this agreement, providing the counterparty with 25% of the Company's outstanding equity, with certain dilution protections and rights to maintain ownership percentage through purchase of future offerings at issuance pricing.

Under the agreement terms, the counterparty also received an option to purchase an additional 20% of the Company's equity at $10M valuation or 10 times EBITDA from prior 3 months, times 4. This purchase option expired 12/31/15 without being exercised.

The Company currently requires an average of $45,000 per month to sustain operations. The Company anticipates to increase the burn rate to $60,000 after the raise. The Company expects monthly burn will steadily increase month over month, as the company spends more funds on customer acquisition. The Company expects December 2018 cash burn will be approximately $150,000 and December 2019 approximately $250,000.

Liquidity and Capital Resources
The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $6,000,000

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The securities will be sold subject to a purchase agreement, and accompanying ancillary documents, which include a Stockholder Voting Agreement, an Investor's Rights Agreement and Right of First-Refusal / Co-Sale Agreement. Collectively these documents will be known as the "Purchase Agreement".

Description of Securities
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Agreement and the Operating Agreement.

The Securities offered in this Offering

Investors in this offering can purchase Series A Preferred Stock at a price of $18.04 per share. The terms of the Series A Preferred Stock are described below in "Classes of securities of the company".

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $400,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of November 17, 2017.

The minimum investment is this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The company is offering the Series A Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:

- greater information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in the next financing.
- a right a first refusal for the transfer of common stock by a key holder, if the company does not exercise that right,
- participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Classes of securities of the company

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Shares, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Common Stock voting as a class and excluding shares issued upon conversion of Series A Preferred Stock are entitled to designate four directors.

Right to Receive Liquidation Distributions

In general, In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Shares (on an as-converted basis) after payment of all the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Series A Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock and Series Seed Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 10,000 of the original number of total Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series A Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series A Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series A Preferred Stock.

The Series A Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock and Series Seed Preferred Stock.

Conversion Rights

The Series A Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is a right of first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series A Preferred Stock vote to terminate the agreement.

Series Seed Preferred Stock

Dividend Rights

Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock and Series A Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 10,000 of the original number of total Preferred Stock is outstanding, holders of Preferred Shares are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Shares voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders may designate one person to serve on the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions after holders of Series A Preferred Stock and before any holders of Common Stock.

Conversion Rights

The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

If the next financing the company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right of a first refusal for the transfer of Common Stock by a key holder, and the company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.   Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the company agrees that, in the event the company's Board, and a majority of both (i) the holders of the company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series A Preferred Stock of the company, your rights will be more limited than the rights of the holders of Common Stock who control the company in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to Common Stock of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.

In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase Series A Preferred Stock.

Tax Matters

Each prospective purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the purchaser of the purchase, ownership and sale of the purchaser's securities, as well as possible changes in the tax laws.

To insure compliance with the requirements imposed by the internal revenue service, we inform you that any tax statement in this form c concerning united states federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the united states internal revenue code. Any tax statement herein concerning united states federal taxes was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

Each potential purchaser should consult his or her own tax advisor concerning the possible impact of state taxes.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's founder and a board member had extended financing through the issuance of notes payable of $25,000 in 2015 and $47,452 in 2014. Additionally, the Company's founder advanced the Company $5,000 during 2015 which was repaid without interest in 2016. These notes payable are repayable upon demand, or upon a liquidation event, change in control, or default under the terms of the agreement, and accordingly the Company has classified these notes payable as current liabilities as of each December 31, 2016 and 2015. The $25,000 note bears interest at 12% and the $47,452 note bears interest at 5%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $5,365 and $3,938 was recorded for these notes during the years ended December 31, 2016 and 2015, respectively. No interest payments have been made to date and the accrued interest on these notes amounted to $9,302 and $3,938 as of December 31, 2016 and 2015, respectively.
The Company pays rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $24,000 and $10,000, respectively. Of these costs, $30,000 and $10,000 remained outstanding and payable as of December 31, 2016 and 2015, respectively.

The Company has deferred compensation to the CEO and CFO as needed to support cash flow needs throughout 2015 and 2016. As of December 31, 2016 and 2015, deferred compensation to these Company officers was $61,693 and $7,679, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

SeedInvest has a potential conflict of interest. Bradley Harrison, a board member of SeedInvest, is also a member of Greensbury'a board. While Bradley Harrison does not have influence, or oversee day-to-day operations, he does have influence over both Greensbury and SeedInvest.

OTHER INFORMATION
None

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your convertible note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
 If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
 If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Edward B. Hopper, III
(Signature)

Edward B. Hopper, III
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Mrinali Vaswani
(Signature)

Mrinali Vaswani
(Name)

CFO & COO
(Title)

September 18, 2017
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Bradley Harrison
(Signature)

Bradley Harrison
(Name)

Board of Director
_____
(Title)

September 18, 2017
_____
(Date)

       Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Todd Horowitz
_____
(Signature)

Todd Horowitz
_____
(Name)

Board of Director
_____
(Title)

September 18, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Offering Memorandum Part II of Offering Statement
Exhibit B	Financial Statements
Exhibit C	SeedInvest Profile
Exhibit D	Investor Deck
Exhibit E	Video Transcript

Greensbury Market Corp.

A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016 and 2015

Greensbury Market Corp.

TABLE OF CONTENTS



To the Stockholders of
Greensbury Market Corp.
New York, New York

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Greensbury Market Corp. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
August 23, 2017

GREENSBURY MARKET CORP.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 99,668	$ 75,907
Accounts receivable	21,134	16,825
Total Current Assets	120,802	92,732
TOTAL ASSETS	$ 120,802	$ 92,732
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 281,052	$ 188,886
Deferred rent - related party	30,000	10,000
Deferred compensation - related party	61,693	7,679
Accrued interest payable	9,302	3,938
Note payable - related party	72,452	77,452
Total Current Liabilities	454,499	287,955
Total Liabilities	454,499	287,955
Stockholders' Equity (Deficit):		
Series Seed Preferred Stock, $0.001 par, 124,000 shares authorized, 76,931 and 63,562 shares issued and outstanding, liquidation preference of $1,294,749 and $1,069,748 as of December 31, 2016 and 2015, all respectively.	77	64
Common Stock, $0.0001 par, 337,000 shares authorized, 120,179 and 120,179 shares issued and outstanding, liquidation preference of $100,000 and $100,000 as of December 31, 2016 and 2015, all respectively.	12	12
Additional paid-in capital	1,321,505	1,081,759
Accumulated deficit	(1,655,291)	(1,277,058)
Total Stockholders' Equity (Deficit)	(333,697)	(195,223)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 120,802	$ 92,732

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

GREENSBURY MARKET CORP.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 653,671	$ 445,500
Costs of net revenues	(491,173)	(418,411)
Gross profit	162,498	27,089
Operating Expenses:		
General & administrative	357,309	398,408
Sales & marketing	175,852	105,800
Total Operating Expenses	533,161	504,208
Loss from operations	(370,663)	(477,119)
Other Income/(Expense):		
Interest expense	(11,324)	(23,110)
Non-operating income	3,754	6,100
Total Other Income/(Expense)	(7,570)	(17,010)
Provision for income taxes	-	-
Net Loss	$ (378,233)	$ (494,129)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

GREENSBURY MARKET CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Series Seed Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2015	-	$ -	181,565	$ 18	$ 729,857	$ (782,929)	$ (53,054)
Capital contributions	-	-	-	-	6,255	-	6,255
Conversion of common stock to preferred stock	48,725	49	(48,725)	(5)	(44)	-	-
Shares surrendered	-	-	(73,171)	(7)	7	-	-
Issuance of preferred stock for cash	2,970	3	-	-	49,997	-	50,000
Conversion of notes to preferred stock	11,867	12	-	-	144,832	-	144,844
Issuance of common stock for collaboration agreement	-	-	60,510	6	112,494	-	112,500
Fair value of warrants issued	-	-	-	-	15,350	-	15,350
Stock-based compensation	-	-	-	-	34,083	-	34,083
Offering costs	-	-	-	-	(11,072)	-	(11,072)
Net loss	-	-	-	-	-	(494,129)	(494,129)
Balance at December 31, 2015	63,562	$ 64	120,179	$ 12	$ 1,081,759	$ (1,277,058)	$ (195,223)
Issuance of preferred stock for cash	13,369	$ 13	-	$ -	$ 224,987	$ -	$ 225,000
Stock based compensation	-	-	-	-	19,505	-	19,505
Offering costs	-	-	-	-	(4,746)	-	(4,746)
Net loss	-	-	-	-	-	(378,233)	(378,233)
Balance at December 31, 2016	76,931	$ 77	120,179	$ 12	$ 1,321,505	$ (1,655,291)	$ (333,697)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

GREENSBURY MARKET CORP.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (378,233)	$ (494,129)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock compensation expense	19,505	34,083
Fair value of warrants issued	-	15,350
Fair value of stock issued for collaboration agreement	-	112,500
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(4,309)	653
(Increase)/Decrease in inventory	-	59,316
Increase/(Decrease) in accounts payable	92,166	113,561
Increase/(Decrease) in deferred rent	20,000	10,000
Increase/(Decrease) in accrued interest payable	5,364	6,375
Increase/(Decrease) in deferred compensation	54,014	7,679
Net Cash Used In Operating Activities	(191,493)	(134,612)
Cash Flows From Financing Activities		
Issuance/(Repayment) of notes payable from related parties	(5,000)	30,000
Cash proceeds from issuance of Series Seed Preferred Stock	225,000	50,000
Capital contributions	-	6,255
Proceeds from note payable (subsequently converted to preferred stock)	-	100,000
Offering costs	(4,746)	(11,072)
Net Cash Provided By Financing Activities	215,254	175,183
Net Change In Cash	23,761	40,571
Cash at Beginning of Period	75,907	35,336
Cash at End of Period	$ 99,668	$ 75,907
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 5,960	$ 1,385
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities:		
Conversion of notes payable to preferred stock	$ -	$ 144,844
Stock issued as consideration for collaboration agreement	$ -	$ 112,500

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Greensbury Market Corp. (the "Company"), is a corporation organized December 27, 2013 under the laws of Delaware after merging with its predecessor, Greensbury Market LLC, a Maryland limited liability company organized September 21, 2007, effective December 30, 2013. The Company sells meat and seafood online, with a focus on animal welfare and environmental sustainability.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016, and 2015, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company held no allowance against its accounts receivable as of December 31, 2016 or 2015.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2016 and 2015 were deemed immaterial due to the short term holding period of the Company's inventory and as the purchase of inventory is done at the time of orders where the Company's inventory is purchased and held by its supplier.

The Company evaluates its inventory for impairment and obsolescence based on future demand, market conditions, sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2016 and 2015 the Company had no property and equipment or associated depreciation expense.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Costs of goods sold include merchant fees of $16,071 and $10,877 and delivery costs of $97,381 and $76,136 for the years ended December 31, 2016 and 2015, all respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company converted from a limited liability company to a corporation effective December 31, 2013. Therefore, all activity prior to the conversion was passed through to the members and taxation as a corporation commenced on that date.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $1,130,663 and $857,100 as of December 31, 2016 and 2015, respectively. The Company pays Federal and New York income taxes and has used an effective blended rate of 38.7% to derive net tax assets of $411,467 and $329,111 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards, deferred compensation, and other temporary book to tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016.

Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In April 2015, the FASB issued ASU 2015-05, "Customer's Accounting for Fees Paid in a Cloud Computing Arrangement" (Topic 350). This ASU provides additional guidance for software licenses within a cloud computing arrangement. Under ASU 2015-05, if a cloud computing arrangement contains a software license, customers should account for the license element of the arrangement in a manner consistent with the acquisition of other software licenses. If the arrangement does not contain a software license, customers should account for the arrangement as a service contract. We adopted the provisions of ASU 2015-05 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Topic 835-30). This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the related debt's carrying value, which is consistent with the presentation of debt discounts. In June 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU adds further clarity to ASU 2015-03 for debt issuance costs related to line-of-credit-arrangements. We adopted the provisions of ASU 2015-03 and ASU 2015-15 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" (Topic 718). This ASU is intended to simplify various aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance in ASU 2016-09 is required for annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted the provisions of ASU 2016-09 in the second quarter of 2016 with retrospective application beginning January 1, 2016. The adoption did not have an impact on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $378,233 and $494,129 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,655,291 as of December 31, 2016, and current liabilities exceed current assets by $333,697 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: COLLABORATION AGREEMENT

In February 2015, the Company entered into a collaboration agreement with a supplier and distributor of product whereby the counterparty will source product for the Company to sell and distribute such product to the Company's customers (the "Collaboration Agreement"). The agreement is for an initial term of three years, and contains an automatic renewal option for additional one-year terms until terminated under the terms of the agreement. The agreement provides the Company with pricing of the counterparty's costs plus 10%, and provides for a 50% split of commission on profits from business customers brought to the counterparty by the Company. The Company issued 60,510 shares of its common stock to the counterparty as part of this agreement, providing the counterparty with

25% of the Company's outstanding equity, with certain dilution protections and rights to maintain ownership percentage through purchase of future offerings at issuance pricing.

Under the agreement terms, the counterparty also received an option to purchase an additional 20% of the Company's equity at $10M valuation or 10 times EBITDA from prior 3 months, times 4. This purchase option expired 12/31/15 without being exercised.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

The Company has authorized 337,000 shares of $0.0001 par value common stock and 124,000 shares of $0.001 par value preferred stock. As of December 31, 2016 and 2015, 120,179 and 120,179 shares of common stock and 76,931 and 63,562 shares of preferred stock were issued and outstanding, all respectively. All authorized and issued preferred stock are designed as Series Seed Preferred Stock.

Series Seed Preferred Stock have certain non-cumulative dividend rights over common stock, are optionally convertible into common stock with dilution protections on the conversion rate, are mandatorily convertible to common stock upon an initial public offering, contain other protective provisions, and have voting rights commensurate with common stockholders. The Series Seed Preferred Stock has liquidation preferences over preferred stock at $16.83 per share, providing total liquidation preferences of $1,294,749 and $1,069,748 as of December 31, 2016 and 2015, respectively.

Share Issuances

During 2013, the Company converted its LLC membership interests to the Company's common stock, resulting in the issuance of 135,295 shares of common stock.

In 2014, the Company issued a total of 46,270 shares of common stock at prices per share of $11.96-$16.67 per share, for total proceeds of $700,000. These stock purchase agreements contained liquidation preferences that provide for a preference over other equity holders equal to the purchase amount in the event of a liquidation event. These liquidation preferences remain in place until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000-$4,250,000 or greater (varies by agreement). Additionally, these shareholders are provided dilution protections providing for the issuance of additional shares without further consideration upon an equity financing transaction at a valuation of $3,300,000 or less up until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000 or greater. These shares are also provided with preemptive rights to purchase shares in future equity financing events. All but 6,000 of these shares of common stock were converted to Series Seed Preferred Stock during 2015. Accordingly, the liquidation preferences and other rights on the converted shares were converted to the rights and preferences of the Series Seed Preferred Stock. The liquidation preferences on the remaining 6,000 shares were $100,000 and $100,000 as of December 31, 2016 and 2015, respectively.

In 2015, three stockholders agreed to surrender a portion of their shares of common stock, resulting in the surrender of 73,171 shares of common stock back to the Company for no consideration.

GREENSBURY MARKET CORP.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

As discussed in Note 4, the Company issued 60,510 shares of common stock in 2015 in connection with a collaboration agreement. These shares were valued by the Company at $112,500 and were accordingly recorded as paid-in capital in consideration for entering into this agreement.

In 2015 and 2016, the Company issued its preferred stock at price per share of $16.83. In 2015, 48,725 shares of common stock were converted to Series Seed Preferred Stock, the Company issued 2,970 shares of Series Seed Preferred Stock for $50,000 cash, and converted principal and accrued interest totaling $144,844 on outstanding notes payable to Series Seed Preferred Stock at 20%-40% discounts to the preferred stock pricing, resulting in the issuance of 11,867 shares of Series Seed Preferred Stock. In 2016, the Company issued 13,369 shares of preferred stock for total proceeds of $225,000.

NOTE 6: STOCK-BASED COMPENSATION

2015 Equity Incentive Plan

The Company adopted the *2015 Equity Incentive Plan* (the "Plan"), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options having a term of up to ten years and a strike price of no less than fair market value of common stock. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 119,495 shares of common stock under the Plan. As of December 31, 2016 and 2015, 20,849 and 59,913 shares of common stock were available for grant under the Plan, respectively. A summary of options activities during 2015 and 2016 is as follows:

	December 31, 2016		December 31, 2015	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	59,582	$ 1.65	-	$ 1.65
Granted	55,694	$ 1.65	71,940	$ 1.65
Exercised	-	$ 1.65	-	$ 1.65
Forfeited	(16,630)	$ 1.65	(12,358)	$ 1.65
Outstanding - end of year	98,646	$ 1.65	59,582	$ 1.65
Exercisable at end of year	82,056	$ 1.65	56,869	$ 1.65
Weighted average grant date fair value of options granted during year	$ 0.59		$ 0.59	
Weighted average duration to expiration of outstanding options at year-end (years)	9.8		9.3	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Inputs used in valuing the 2015 and 2016 stock option issuances are as follows:

	2016	2015
Risk Free Interest Rate	1.56%	1.62%
Dividend Yield	0.00%	0.00%
Estimated Volatility	38.00%	38.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$ 0.589	$ 0.589

The Company calculated its estimate of the value of the stock compensation granted during the years ended December 31, 2016 and 2015 under FASB ASC 718 as $19,505 and $34,083, respectively. There is $21,477 of unrecognized compensation expense on the outstanding options as of December 31, 2016 which vest over a weighted average remaining period of 37 months.

Warrants – Common Stock

In 2013 and 2014, the Company issued warrants to purchase a total of 12,560 shares of common stock. The exercise price for the common stock warrants is $0.01 per share. The warrants expire between August 2023 and November 2024 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date under the warrant agreements' net exercise provisions.

Warrants – Preferred Stock

In July 2015, the Company issued warrants to purchase a total of 3,434 shares of preferred stock stock in connection with the issuance of a $100,000 promissory note. The exercise price for the common stock warrants is $15.99 per share. The warrants expire after a five-year term in July 2020 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date. The Company valued these warrants under the Black-Scholes methodology as described in the previous section of this footnote, which resulted in an estimated fair value of the warrants of $4.47 per share, or $15,350, which was recognized to interest expense in 2015 as the associated note was issued and converted to stock within 2015.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company's founder and a board member had extended financing through the issuance of notes payable of $25,000 in 2015 and $47,452 in 2014. Additionally, the Company's founder advanced the Company $5,000 during 2015 which was repaid without interest in 2016. These notes payable are repayable upon demand, or upon a liquidation event, change in control, or default under the terms of the agreement, and accordingly the Company has classified these notes payable as current liabilities as of each December 31, 2016 and 2015. The $25,000 note bears interest at 12% and the $47,452 note bears interest at 5%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $5,365 and $3,938 was recorded for these notes during the years ended December 31, 2016 and 2015, respectively. No interest payments have been made to date and the accrued interest on these notes amounted to $9,302 and $3,938 as of December 31, 2016 and 2015, respectively.

The Company pays rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $24,000 and $10,000, respectively. Of these costs, $30,000 and $10,000 remained outstanding and payable as of December 31, 2016 and 2015, respectively.

The Company has deferred compensation to the CEO and CFO as needed to support cash flow needs throughout 2015 and 2016. As of December 31, 2016 and 2015, deferred compensation to these Company officers was $61,693 and $7,679, respectively.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Convertible Notes

In March 29, 2017, the Company issued $50,000 convertible promissory notes to three investors for total financing of $150,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the Next Equity Financing. The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity.

Change in Chief Executive Officer

The Company hired Ted Hopper as CEO in 2017.

Management's Evaluation

Management has evaluated subsequent events through August 23, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



Greensbury

Greensbury Market is a direct to consumer e-commerce company selling the highest quality meats and seafoods delivered directly to customer's doorsteps.   Edit Profile

$500	$6,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Greensbury is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Greensbury without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Sales From Repeat Customers
50+%

Orders Shipped In Last Twelve Months
6,200+

> 70% sales growth from Jan-Jun 2016 to Jan-Jun 2017
> 4.8 star (out of 5) average customer review (610+ reviews)
> Strategic investor, Rastelli Foods Group, provides scalable infrastructure and costs
> Sustainable, positive gross margins
> Also available on premier sites like Williams-Sonoma.com

> Round Size: US $2,000,000
> Raise Description: Series A
> Minimum Investment: US $500 per investor
> Security Type: Preferred Equity
> Pre-Money Valuation: US $6,000,000
> Target Minimum Raise Amount: US $400,000
> Offering Type: Side by Side Offering

Greensbury Market is a direct to consumer e-commerce company selling the highest quality meats and seafoods delivered directly to customer's doorsteps.

Greensbury Market is an e-commerce company dedicated to selling organic grass-fed grass-finished beef, organic poultry, antibiotic-free pork and wild or sustainably caught seafood delivered direct to consumers. We ship to all 48 states in the continental US and use packaging that retains the freshness and nutritional quality of the products and lasts in the freezer for up to 12 months, eliminating food waste. And our individual portion sizing and packaging allows our customers to use only what the want, when they want, eliminating food waste.

We demonstrate our commitment to customer service and satisfaction with a 100% satisfaction guarantee and our customer ratings speak for themselves -- an average of 4.8 out of 5 stars from over 600 customer reviews. We have over 21k followers on social media and combined with an active email database of nearly 30k, we have direct access to a large and growing customer base. Our 71 Net Promoter score is 32 points higher than the averages for both the Grocery and Online Shopping sectors.

Pitch Deck



INVESTOR OVERVIEW

September 2017

www.greensbury.com

Greensbury Market, Corp. CONFIDENTIAL

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Product quality and convenience are two main reasons customers choose Greensbury. Most of our customers are busy professionals in urban areas who are willing to pay a premium for top quality proteins and value the convenience of online shopping, home delivery and our frozen packaging which makes it easy for them to use only what they want, when they want, eliminating food waste. Our pricing is comparable to what customers would pay for similar quality products from other retailers (both online and offline) and with free shipping incentives, rotating pricing promotions and seasonal special offers our customers know they are paying a competitive price for high quality proteins. Encouraged by our success on Williams-Sonoma.com and other online markets, in our next phase of growth over the next 12-18 months, we will focus on expanding our brand into even more distribution channels.

Greensbury customers can order products a la carte, schedule recurring deliveries (at a 5% discount and on a timeline they select), set delayed deliveries and send gifts to their friends/families/coworkers. We also offer a full breadth of healthy, high-quality proteins including beef, chicken, pork, turkey, lamb, salmon, halibut, cod, tuna, scallops, lobster, and shrimp.

In addition to competitive pricing and the convenience of online shopping and home delivery, Greensbury is different from most other companies in the choice we offer our customers. Greensbury offers a wide range of high quality protein including beef, chicken, pork, fin-fish and shellfish. Many other online companies offer fewer protein types or give customers very little choice in what is included in their orders.

Our a la carte business model is unique in our category as well. While we do offer recurring, subscription, ordering we find that most of customers prefer to buy on an as needed basis and our strong return customer rate is evidence that our customers are loyal to Greensbury. Many of the companies with subscription only business models struggle with incredibly low customer retention.

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Not your typical grocery store find.
American organic meat and wild seafood delivered to your kitchen
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VOGUE FOOD52 GEAR PATROL

Team Story

Real food should be more accessible, because when we dine well we live well. This is Greensbury's guiding principle.

Traveling through California in the late 2000s, Greensbury founder Todd Horowitz discovered a small, family owned farm and purchased his first grass-fed steak. That evening he cooked that steak side-by-side with a grain-fed steak, and paying close attention to each, he was struck by the stark contrast in the taste and health benefits between gras-fed and conventional, grain fed beef. And that is how Greensbury was born.

Today, we offer a wide range of high quality, healthy meats and seafood but our focus remains the same: to provide customers with the choice, quality and convenience to make healthy, satisfying meals. Our product quality, and the customer reviews, speak for themselves: all our meats are from American farms, our beef is 100% organic grass-fed grass-finished and we sell 100% organic chicken; all of our seafood is caught using sustainable methods.

Thanks to our strategic equity partnership with one of the country's largest suppliers, Greensbury benefits from an economies of scale typically not attainable for start-up companies. Because our operating margins are sustainable and we don't need to make large CAPEX investments as we scale, we can focus our efforts on growing our customer base and providing great customer service.

Founders and Officers

Ted Hopper
CEO

Ted was raised in the midwest in the traditions of home cooked, family meals made from fresh, seasonal ingredients. He appreciates the positive impact that a shared meal can have in relationships and believes the quality of ingredients only enhances that experience. An excellent recipe follower, Ted is always ready to try new things in the kitchen and right now he is spending lots of time at the grill cooking up our Organic Grass-Fed Flank Steak and Organic Grass-Fed New York Strip.

Todd Horowitz
FOUNDER, BOARD OF DIRECTOR

Todd grew up with a hippie mother that never allowed him to eat processed foods. 25 years later he decided to convert his traditional wholesale meat and seafood distributor, to Greensbury Market after he cooked an organic grass fed steak next to a traditional grain fed steak. Todd's currently cooking a lot of organic ground turkey. Note: Todd is currently a board of director of the company.

Key Team Members

Mrinali Vaswani
CFO & COO

Chef Scott Leibfried
Chief Culinary Officer

Hannah Agatston
Partnerships & Content Marketing

Notable Advisors & Investors

Ray Rastelli
Investor, President & Founder, Rastelli Foods Group

Bradley Harrison
Advisor, Managing Partner, Scout Ventures

Q&A with the Founder

Q: Please detail your supply chain and distribution.
Greensbury: We're in the second year of a 3-year strategic investment operating agreement with Rastelli Foods Groups, which we are extending by another five years. We both collaborate with Rastelli to identify farms and fisheries, and we can bring on suppliers that we find independently. Rastelli provides processing, warehousing, fulfillment, and distribution. However, we are not precluded from working with other processing, warehousing or fulfillment providers. Greensbury benefits from Rastelli's economies of scale especially in areas like procurement and shipping costs.

Q: Please detail your barriers to entry and competitive advantages.
Greensbury: In terms of barriers to entry, we already have scale and costs savings because of our relationship with Rastelli; other start-ups trying to build the infrastructure on their own will have greater CAPEX expense than Greensbury and are likely to pay higher rates for things like procurement, fulfillment, and shipping. Because of the equity partnership with RFG as we grow, we won't need to make capital investments into infrastructure. In addition, we offer higher-quality proteins that are grass-fed, grass-finished, organic or sustainably caught.

Q: What is your customer acquisition cost and LTV?
Greensbury: We have a customer acquisition cost of $48 to $50 across all digital marketing channels. Our average order value is $140, and 30% of new customers place subsequent additional orders with an average of 4 total orders per year per customer.

Q: Please detail your strategic partnerships.
Greensbury: As mentioned, we have the partnership with Rastelli Foods Group. Jillian Michaels – the celebrity fitness trainer from Biggest Loser – is also an investor and brand ambassador. In August 2017, we announced that Chef Scott Leibfried, best known as the executive sous-chef to Michelin rated chef Gordon Ramsay for ten seasons of the hit TV show Hell's Kitchen, joined as Greensbury's Culinary Director. Additionally, we're building relationships with other retail distributors to sell Greensbury products on their sites; examples of current partnerships are William Sonoma and Mouth.

Q: Please detail your growth and scaling strategy post-raise.
Greensbury: We plan to establish a partnership with a fulfillment to help us more affordably and efficiently service our customers in the western half of the US. Going forward, we'll be focusing heavily on customer acquisition and lowering our CPA by optimizing digital acquisition. At the same time, we'll be optimizing customer retention and support.

Q: What are your exit opportunities?
Greensbury: We believe that by building a trusted brand with a large and loyal customer base, we are also building an asset that has real, tangible value to other operating companies. Potential exit opportunities include an acquisition by a CPG company seeking to broaden their reach and appeal by adding an authentic micro-brand to their portfolio. In addition, there is potential for acquisition by other online grocers seeking to grow their customers and revenue base.

Q: Please describe any seasonality you experience.
Greensbury: November and December are typically our largest months, driven in part by gift orders. Late spring and early summer are also strong periods driven by holidays (Easter, Mother's Day, Memorial Day and Father's Day) as well as the start of the summer grilling season. Like most e-commerce companies, January is typically one of our slower months, and there is some slowdown at the start of fall as we come off the strong summer season. However, we are getting more focused on driving more promotions in the slower months to help drive sales in the slower periods (e.g., in Sep we will launch a month-long promotion in partnership with The Big Green Egg, a leading outdoor grill manufacturer).

Q: What constitutes your Sales, particularly the income from Mercola and Mouth/BeSpoke/WS?
Greensbury: We sell Greensbury branded products on other online sites and drop-ship orders generated from those sites.

Q: Please account for the variability in your margins, which have fluctuated from 9% to 30% in recent months, with March 2017 seeing the lowest margins since June 2015.
Greensbury: Our margins change according to the promotions that we offer and timing of orders. For example, orders received at the end of one month but not fulfilled until the following month will result in the associated income and expense hitting in separate periods. In March 2017, a blizzard in the Northeast caused delays for our shipping partners (their trucks were stuck in the snow!) which resulted in some of our product expiring in transit. Because we are 100% committed to customer satisfaction, we decided to replace those orders at no cost to the customers.

Q: Why did the Boxes and Printing COG jump significantly for March 2017?
Greensbury: We placed a large material order which will last us several months.

Q: What constitutes your Digital Marketing spend?
Greensbury: Our digital marketing includes search engine marketing and advertising on social media.

Q: What constitutes your Social Media spend?
Greensbury: This majority of our social media expense is for Facebook advertising.

Q: What constitutes your Consultants spend under Marketing Overhead?
Greensbury: From time to time we utilize both independent contractors and third party firms in our marketing efforts. For example, we work with an outside agency that specializes in maximizing conversions, lowering CPAs and generally optimizing digital marketing for e-commerce brands.

Q: What was the -$35,000 payment in December 2016 and the $43,000 payment to Brad Harrison in January 2017, as well as the ongoing $4,000 payments?
Greensbury: For part of 2016, Mr. Harrison served as an interim-CEO, but deferred compensation, while we conducted a search for a full-time CEO. The negative amount reflects the deferred compensation. The $4,000 per month is the monthly rent expense the company incurs for the space Greensbury rents for our team in Mr. Harrison's company offices. Mr. Harrison has also agreed to defer payment on the lease expense, but we accrue for it in our payables. We do not intend to use external funds raised to repay Mr. Harrison, but intend to do so once the company is profitable, or Mr. Harrison may elect to have them converted into equity.

Q: What constitutes your Richard Lee (Ad Words) expense?
Greensbury: Mr. Lee was an independent contractor who managed our search engine marketing until we moved that responsibility to a different outside agency.

Q: What were the terms of the $150K of common stock investments in April?
Greensbury: These are convertible notes from insiders that will convert to equity when the round closes. The notes have a 20% discount to the Series A with a $10M cap.

Q: What constitutes your $350K in accounts payable?
Greensbury: We have a line of credit with Rastelli, which accounts for $100K of the accounts payable; the rest is deferred expenses due to Mr. Harrison and other staff. We do not intend to use external funds raised to repay these expenses.

Q: Please explain the -$69K in credit card liabilities.
Greensbury: This is an accounting adjustment. All credit card payments are applied to one account, but they are subsequently applied across all the accounts.

Q: What is the plan to repay outstanding credit card balances? If these are on personal credit cards, can these be converted into equity?
Greensbury: The cards are company cards and are interest-bearing (~12% APR). Depending on the total funds raised from this round, we may pay off or pay down these balances.

Q: Please detail your $72K in long term liabilities? Can these be converted into equity?
Greensbury: This represents the total of two loans from Mr. Harrison and Matt Kole respectively. Mr. Harrison's loan carries an annual interest rate of 6% and are deferring payment until we reach profitability. Mr. Kole's loan has an annual interest rate of 5% and is payable upon a future exit for the company.

Q: Please detail your assumptions around monthly revenue growth.

Greensbury: We believe we can increase our return customer rate (RCR) by 1-2% through increased investment in CRM, digital marketing efforts and added customer service. In addition, we believe we can increase average order values by investing in improving the customer journey/experience on our website as well as more targeted and optimized digital marketing. We also believe we can decrease our CPA by investing in additional customer acquisition channels and continuing to work with outside agencies who specialize in these areas. By partnering with a fulfillment company that can help us more affordably and efficiently fulfill the western half of the US, we believe we can begin to increase operating margins as soon as 1Q18.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $2,000,000	US $2,000,000
Minimum investment	$20,000	US $500
Target minimum	US $400,000	US $400,000
CF Offering Cap	While Greensbury is offering up to $2,000,000 worth of securities in its Series A, only up to $1,070,000 of that amount may be raised through Regulation CF.	While Greensbury is offering up to $2,000,000 worth of securities in its Series A, only up to $1,070,000 of that amount may be raised through Regulation CF.
Liquidation preference	1x	1x
Pre-Money Valuation	US $6,000,000	US $6,000,000
Security Type	Preferred Equity	Preferred Equity
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Greensbury's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Greensbury's offering materials for additional details.
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds



If Minimum Amount Is Raised

Customer Acquisition
Additional Headcount
West Coast Dist. Center

If Maximum Amount Is Raised

Customer Acquisition
Additional Headcount
Misc. / Cushion
West Coast Dist. Center
Interest Bearing Credit ...

Investor Perks

- **$500:** 8" Carving Knife
- **$1000:** All of the above plus 6 Piece Steak Knife Set
- **$2500:** All of the above plus 10% lifetime discount
- **$5000:** All of the above plus 15% lifetime discount
- **$10,000:** All of the above plus free shipping for life

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Capitalization And Ownership

Capitalization

The Company has issued the following outstanding Securities:

The Company has authorized 446,000 shares of $0.001 par value common stock and 194,000 shares of $0.001 par value preferred stock, of which 80,500 are designated Series Seed Preferred Stock and 113,500 are designated Series A Preferred Stock (assuming a December 1, 2017 first close date). As of December 31, 2016 and 2015, 120,179 and 120,179 shares of common stock, respectively and 76,931 and 63,562 shares of Series Seed Preferred Stock were issued and outstanding, all respectively. No shares of Series A Preferred Stock have yet been issued.

Series Seed Preferred Stock have certain non-cumulative dividend rights over common stock, are optionally convertible into common stock with dilution protections on the conversion rate, are mandatorily convertible to common stock upon an initial public offering, contain other protective provisions, and have voting rights commensurate with common stockholders. The Series Seed Preferred Stock has liquidation preferences over preferred stock at $16.83 per share, providing total liquidation preferences of $1,294,749 and $1,069,748 as of December 31, 2016 and 2015, respectively.

Share Issuance:

During 2013, the Company converted its LLC membership interests to the Company's common stock, resulting in the issuance of 135,295 shares of common stock.

In 2014, the Company issued a total of 46,270 shares of common stock at prices per share of $11.96-$16.67 per share, for total proceeds of $700,000. These stock purchase agreements contained contractual liquidation preferences that provide for a preference over other equity holders equal to the purchase amount in the event of a liquidation event. These liquidation preferences remain in place until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000-$4,250,000 or greater (varies by agreement). Additionally, these shareholders are provided dilution protections providing for the issuance of additional shares without further consideration upon an equity financing transaction at a valuation of $3,300,000 or less up until a qualified financing where the Company issues equity for proceeds of $1,500,000 or greater at a valuation of $3,300,000 or greater. These shares are also provided with preemptive rights to purchase shares in future equity financing events. All but 6,000 of these shares of common stock were exchanged for an equal number of Series Seed Preferred Stock during 2015. Accordingly, the liquidation preferences and other rights on the converted shares were converted to the rights and preferences of the Series Seed Preferred Stock. The liquidation preferences on the remaining 6,000 shares were $100,000 and $100,000 as of December 31, 2016 and 2015, respectively.

In 2015, three stockholders agreed to surrender a portion of their shares of common stock, resulting in the surrender of 73,171 shares of common stock back to the Company for no consideration.

As discussed in Note 4 in the Reviewed Financials in Exhibit B, the Company issued 60,510 shares of common stock in 2015 in connection with a collaboration agreement. These shares were valued by the Company at $112,500 and were accordingly recorded as paid-in capital in consideration for entering into this agreement.

In 2015 and 2016, the Company issued its preferred stock at price per share of $16.83. In 2015, 48,725 shares of common stock were exchanged for an equal number of Series Seed Preferred Stock, the Company issued 2,970 shares of Series Seed Preferred Stock for $50,000 cash, and converted principal and accrued interest totaling $144,844 on outstanding notes payable to Series Seed Preferred Stock at 20%-40% discounts to the preferred stock pricing, resulting in the issuance of 11,867 shares of Series Seed Preferred Stock. In 2016, the Company issued 13,369 shares of preferred stock for total proceeds of $225,000.

In March 29, 2017, the Company issued $50,000 convertible promissory notes to three investors for total financing of $150,000. The convertible promissory notes bear interest at 5% and will be due and payable by the Company on demand by the Lender at any time after the earlier of: (i) March 24, 2018 or, (ii) the closing of the Next Equity Financing. The notes are convertible into the Company's equity upon the next equity financing transaction at a price per share determined by the lesser of a 20% discount to the share pricing in the triggering equity financing or the price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization. The notes are also convertible to the Company's equity at a price per share determined by a $10,000,000 pre-money valuation on the Company's fully diluted capitalization if and upon a corporate transaction (as defined in the note agreements) or upon maturity.

The Company's founder and a board member had extended financing through the issuance of notes payable of $25,000 in 2015 and $47,452 in 2014. Additionally, the Company's founder advanced the Company $5,000 during 2015 which was repaid without interest in 2016. These notes payable are repayable upon demand, or upon a liquidation event, change in control, or default under the terms of the agreement, and accordingly the Company has classified these notes payable as current liabilities as of each December 31, 2016 and 2015. The $25,000 note bears interest at 12% and the $47,452 note bears interest at 5%. The $25,000 note provides the noteholder a senior secured credit interest in the Company and is collateralized by all assets of the Company. Interest expense of $5,365 and $3,938 was recorded for these notes during the years ended December 31, 2016 and 2015, respectively. No interest payments have been made to date and the accrued interest on these notes amounted to $9,302 and $3,938 as of December 31, 2016 and 2015, respectively.

The Company pays rent to an entity managed by a board member at a rate of $2,000 per month under an informal month-to-month arrangement since August 2015. Total expenses recorded under this arrangement for the years ended December 31, 2016 and 2015 were $24,000 and $10,000, respectively. Of these costs, $30,000 and $10,000 remained outstanding and payable as of December 31, 2016 and 2015, respectively.

The Company has deferred compensation to the CEO and CFO as needed to support cash flow needs throughout 2015 and 2016. As of December 31, 2016 and 2015, deferred compensation to these Company officers was $61,693 and $7,679, respectively.

Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company is a business that has not yet generated profits, has sustained net losses of $378,233 and $494,129 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $1,655,291 as of December 31, 2016, and current liabilities exceed current assets by $333,697 as of December 31, 2016. Costs of goods sold include merchant fees of $16,071 and $10,877 and delivery costs of $97,381 and $76,136 for the years ended December 31, 2016 and 2015, all respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Collaboration Agreement

In February 2015, the Company entered into a collaboration agreement with a supplier and distributor of product whereby the counterparty will source product for the Company to sell and distribute such product to the Company's customers (the "Collaboration Agreement"). The agreement is for an initial term of three years, and contains an automatic renewal option for additional one-year terms until terminated under the terms of the agreement. The agreement provides the Company with pricing of the counterparty's costs plus 10%, and provides for a 50% split of commission on profits from business customers brought to the counterparty by the Company. The Company issued 60,510 shares of its common stock to the counterparty as part of this agreement, providing the counterparty with 25% of the Company's outstanding equity, with certain dilution protections and rights to maintain ownership percentage through purchase of future offerings at issuance pricing.

Under the agreement terms, the counterparty also received an option to purchase an additional 20% of the Company's equity at $10M valuation or 10 times EBITDA from prior 3 months, times 4. This purchase option expired 12/31/15 without being exercised.

The Company currently requires an average of $45,000 per month to sustain operations. The Company anticipates to increase the burn rate to $60,000 after the raise. The Company expects monthly burn will steadily increase month over month, as the company spends more funds on customer acquisition. The Company expects December 2018 cash burn will be approximately $150,000 and December 2019 approximately $250,000.

Liquidity and Capital Resources

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Highlights
Pitch Deck
Team Story
Term Sheet
Financial Information
Financial Discussion
Overview
Product & Service
Q&A with Founder
Investor Perks
Market Landscape
Data Room
SeedInvest
PROFILE MENU

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $6,000,000

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

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US Online Grocery Sales (in $B)

The online grocery market in the US is growing over 20% annually and is expected to top $26B by 2020 while grocery sales of organic meat and poultry are growing even faster at over 30% annually. In addition 25% of US consumers are willing to pay a premium for natural, organic, sustainably sourced products. Millennials, who will be the largest working generation within the next 5 years, are a big driver of these trends and are 2x more likely than older generations to seek out organic, "free-from" ingredients; and Millennials are more willing than prior generations to pay a higher share of income for premium foods.

Over the last few years, there has been a resurgence in home cooking and today 80% of Americans cook "from scratch" at home a few times each week or more. At the same time, these home cooks are choosing "microbrands" like Greensbury that match their values. Large CPG companies have noticed these trends as well as they are losing market share to , as well as investing in, small, authentic specialty brands.

Risks and Disclosures

Risks Related to the Company's Business and Industry

Our operations and revenue experience some seasonality in that the early summer and holiday months tend to have increased sales. Quarterly results may vary and are not necessarily an indication of future performance. The seasonality of Greensbury's revenue and operations could exacerbate fluctuations due to other factors, including costs of expansion, upgrades to systems and infrastructure, or changes in business or macroeconomic conditions.

We may face unexpected difficulties in setting up its West Coast facilities. The Company may be unable to find a partnership as advantageous as that with Rastelli and setbacks in that expansion may result in lower revenue growth and higher shipping costs than anticipated.

The Company has a large amount of high-interest credit-card debt. As of August 31, 2017, Greensbury had $81,657 in credit card debt. The Company plans to use capital raised from this round to pay it off, reducing the amount of capital that Greensbury can allocate towards customer acquisition and growth.

The Company has two long term outstanding loans from Bradley Harrison and Matt Kole. These long-term liabilities come to $72,452 with annual interest rates of 12% for Bradley Harrison's loan and 5% for Matt Kole's loan. Repayment of the former will commence upon the Company reaching profitability and the latter will be paid back upon an exit.

Greensbury faces competition from other companies in the food delivery space. We compete against traditional Grocery Stores such as Whole Foods and The Fresh Market, as well as newer companies like Blue Apron and Butcher Box. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services.

We are substantially dependent on our collaboration agreement with Rastelli Food Groups. Per the agreement, Rastelli will source product and fulfill Greensbury orders in exchange for equity in Greensbury and other consideration. The termination of, or material changes to, our relationships with Rastelli or the inability of Rastelli to fulfill our orders, would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

We may fail to maintain food safety throughout the supply chain and food-borne illness incidents may materially adversely affect our business. There are many factors that may influence the safe packaging, delivery, handling, storage, cooking, or consumption of these foods. Selling perishable meats, poultry, and seafood products online involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents could expose us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain. Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

Our business is substantially dependent upon awareness and market acceptance of our products and brands. Our business depends on acceptance by our consumers. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Ted Hopper, and Mrinali Vaswani who are CEO and CFO & COO of the Company respectively. The Company has entered into an employment agreement with Ted Hopper, but currently only has a contracting agreement with Mrinali Vaswani. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds greater than the Target offering amount. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company did not generate profits, and sustained net losses of $378,233 and $494,129 during the years ended December 31, 2016 and 2015, respectively. According to the reviewing CPA, the Company has an accumulated deficit of $1,655,291 as of December 31, 2016, and current liabilities exceed current assets by $333,697 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The independent accountant further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks Related to the Securities

The sale of Series A Preferred Stock is subject to approval by a majority of the uninterested Series Seed Preferred Stock Holders. In the Company's current Charter, the Company may not create or sell the Series A Preferred Stock without the approval of a majority of the holders of Series Seed Preferred Stock. However, because Bradley C. Harrison is a board member of SeedInvest, the Company cannot rely upon his, or his affiliates votes, in determining if the Series Seed Preferred Stock approves of this transaction. The Company has not yet obtained the requisite approvals.

SeedInvest has a potential conflict of interest. Bradley Harrison, a board member of SeedInvest, is also a member of Greensbury'a board. While Brad does not have influence or oversee day-to-day operations, he does have influence over both Greensbury and SeedInvest.

Existing investors have not waived their pre-emptive rights and currently plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the shares of preferred stock may be subject to dilution. Non-major purchasers of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series A Preferred Stock will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement unless Non-Major Investors holding a majority of the principal amount outstanding of the Series A preferred stock vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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INVESTOR OVERVIEW

August 2017

www.greensbury.com

DISCLAIMER

This presentation contains offering materials prepared solely by Greensbury without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



GREENSBURY VISION

To give consumers the choice, quality and convenience to make healthy, satisfying meals

EXECUTIVE SUMMARY

- Demand for high quality, healthy, “free from” proteins is large and growing rapidly in the US. We believe consumers are willing to pay a premium for these products, especially those sourced domestically;
- Our goal is to be widely viewed as a trusted brand providing the highest quality meats and seafood;
- Tracking to $1M+ in ‘17 net revenue; sustainable 24% gross margins since 2016;
- 1H17 sales up 70% from 1H16; FY16 sales up 46% from FY15
- 50+% of sales from repeat customers;
- Long-term strategic equity partner allows for customer growth without incremental CAPEX;

This slide represents hypothetical, estimated growth based on management opinion and estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

THE TEAM



Ted Hopper
CEO





Blackboard Aol. Vanderbilt University, University of Maryland Robert H. Smith School of Business

Mrinali Vaswani
COO/CFO (FT contractor)





University of Houston, The University of Texas at Austin McCombs School of Business

Hannah Agatston
Partnerships & Content Mktg.



TED, Ithaca College, Squarespace

BOARD OF DIRECTORS



Brad Harrison
Chairman
Managing Partner,
Scout Ventures



Todd Horowitz
Founder,
Greensbury
Market



Ray Rastelli
Pres., Founder
Rastelli Foods
Group



Ted Hopper
CEO,
Greensbury
Market

GREENSBURY COMPANY OVERVIEW

- 4.8 star (out of 5) average customer review (610+ reviews)[1];

- Key value differentiators
  - Wide selection of organic, "free from" proteins;
  - All raised/caught using humane and sustainable methods;
  - 100% of meats from American family operations;
  - Seafood from American and highly reputable international providers;

  

- Customer acquisition methods already working effectively and built to scale efficiently with additional capital;

- Strategic equity partner, Rastelli Foods Group, provides infrastructure to support rapid sales growth without need for additional CAPEX investment by Greensbury;



1. Customer reviews on company website and Facebook

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

THE OPPORTUNITY

- Online grocery sales in US expected to grow 20+% YoY over next 5 years[1] (to $26B by 2020);
- US organic meat/poultry sales increasing 30+% annually[2] (to $2B by 2020). 25% of consumers willing to pay a premium for all natural, organic sustainably sourced products[3];
- Millennials are 2x more likely than prior generations to seek out organic, "free-from" ingredients and are more willing to pay a premium for those foods[4];
- 80% of Americans cook "from scratch" at home a "few times" each week or more[5];
- Consumers are seeking and choosing "microbrands" that match their values[6];
- Large CPG companies are losing market share to (and investing in) small, "authentic" specialty brands;

Subscribers are moving on from meal-kit companies but still cooking at home



Chart 4: Retention Rate
Jan 2014 – Sept 2016
60%
50%
40%
30%
20%
10%
0%
% of Customers Still Ordering
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Weeks Since First Order
Blue Apron
Hello Fresh
Plated

Source: 1010data Market Insights

1. Morningstar, May 2017;
2. IRi/Freshlook, 52 weeks ending 11/1/15;
3. Nielsen Global Health & Wellness Survey, 2015;
4. Harris Poll Online, March 2016
5. Millennial Passions, BCG Perspectives 2012
6. Food Trends That Will Shape 2017, Forbes Dec. 2016;

This slide represents hypothetical, estimated growth based on thrid-party estimates. It does not represent current market penetration, and is meant for illustrative purposes. It does not represent guarantees of future results, levels of activity, performance, or achievements.

RECENT MARKET DEVELOPMENTS

Amazon-Whole Foods

WF losing market share to other organic sellers[1]

AMZN lacks WF commitment to quality, sourcing and customer experience[2]

Addition of WF gives AMZN frozen storage capabilities it lacks currently;

Blue Apron

$460 CPA[3], 80% churn (1st six months) [4]

Decreasing retained customer AOV [4]

Greensbury

One of few online providers with full breadth of organic, "free-from" proteins (e.g., beef, poultry, seafood, etc.)

Full transparency on product quality, 100% satisfaction guarantee

Creates potential for Greensbury to sell on Amazon Fresh?

Greensbury

CPA a fraction of 1st AOV, 50+% of sales from repeat customers

Positive AOV increase after 1st order

1. Washington Post, *Why Whole Foods is Struggling*, Feb. 9, 2017;
2. New York Times, *What Will Service Work Look Like Under Amazon?*, Jul. 18, 2017;
3. Business Insider, August 7, 2017
4. Slate, *Amazon Isn't The Only Threat to Blue Apron's Earnings*, Jun. 30, 2017

These statements represent management opinions. They do not represent guarantees of future results, levels of activity, performance, or achievements.

COMPANY READY FOR GROWTH

- Quarterly sales growth accelerating over prior years;

- Strong AOV and loyal customers driving profitable customer acquisition;

- Sustainable and profitable COGS means increased customer growth immediately accretive to profitability and positive cash flow*;

- Bottom up model shows that at current CPA, AOV and RCR, $2M investment drives ~$3M in incremental FY18 sales (additional upside with improvements in CPA, AOV or RCR)*;



Year-Over-Year Qtly Sales Growth

* 3Q17 & 4Q17 Projected

■ 2015 ■ 2016 ■ 2017



Projected Quarterly Sales & Gross Profit

Sales
Gross Profit

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

LOOKING AHEAD: EXPANDING GROSS PROFIT MARGINS

Two mutually independent paths to improve margins

- UPS expected to begin offering "continuous movement" through weekends before YE17 eliminating need to air freight;

- Establish 2nd fulfillment center to reduce days in transit for western US orders;

  - Will increase COGS margins beginning 1Q18;

  - Targeting to be online before 2017 holiday season;

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



B2C Partnerships

- **Other Online Channels & Markets**
  - Wiliams-Sonoma.com: At W-S request, expanding to 9 additional SKUs for 2017 Holiday Season (from successful '16 holiday launch w/ 3 SKUs);
  - Under LOI to supply custom proteins for IoT smart-oven maker (expected launch 4Q17/1Q18);
  - Affiliate marketplaces (e.g., Mouth)
- **Greensbury as Channel for Other Brands**
  - Condiments, spices, sauces, etc.;
  - Cookware, cooking appliances and utensils;
  - Other foods and select ingredients;
- **Loyalty/membership program to lock-in repeat customers;**

B2B

- **Retail Channels**
  - Current operations can fulfill retail packaging and "food service" distribution at minimal additional costs;
  - 1H18, pilot retail with pre-formed burgers (beef, bison, turkey, lamb);
- **Wholesale**
  - Expected to generate <10% of '17 sales;
  - Food service industry (e.g., restaurants, catering, special events);

USE OF FUNDS

Seeking Growth Funding to:

- Increase investment in aggressive, multi-channel customer acquisition;
- Increase staff by 4-7 FTEs in 2017
  - Digital Marketing, affiliate marketing and value-added partnerships (2-3 FTEs);
  - Web design/development for improved customer experience (1-2 FTEs);
  - Customer support commiserate with customer growth (1-2 FTEs);
- Operationalize west coast distribution



GREENSBURY

THANK YOU

www.greensbury.com

Greensbury knows that choices are important and what we eat is at the top of the list.. When we gather with family and friends, the food we serve should be as nourishing as the company.

That's why at Greensbury we're committed to making it easy to buy food that's good for you and good for the planet. We sell high-quality beef, poultry and seafood online, delivered directly to customers. We're proud of what we've accomplished so far but now we're growing and ready to accelerate that growth.

Every day we learn more about how our food choices impact our lives and our communities. Customers are are looking for something other than the mass-produced, factory-farmed foods that fill the aisles of most grocery stores. Now they can find it at Greensbury.

All our products are certified by leading organizations as organic, grass-fed, free from chemicals and sustainably raised.

We work only with farms in the United States that are committed to raising animals ethically and our fisheries are committed to sustainable methods that minimize any impact on our oceans' ecosystems. So our customers know that when they choose Greensbury, they're choosing delicious, healthy foods that were raised the right way, without harming our environment.

Customers want convenience and Greensbury products arrive at their doors, frozen and individually vacuum sealed. They can use what they want, when they want, with no waste.   And they love our guarantee: total satisfaction, or we replace their order or refund their money.

With a broad selection of great products and top-notch customer service, we've become a trusted brand for our customers. Our sales in the first half of 2017 were up 70% from the first half of 2016. And for 2017, we're on track to generate more than $1 million in sales, nearly double from all of 2016.

Plus we're also right on track with industry trends. Online grocery sales are expected to grow 20 percent annually over the next five years and organic sales are growing even faster, by more than 30 percent annually.

Top quality proteins sold online is what Greensbury does. We have the infrastructure in-place efficiently fulfilling and delivering orders today thanks to our equity partner, one of the country's largest food distributors. This also gives us a competitive advantage in that we benefit from their scale and purchasing power. Just as important, it allows us to scale up right now, without the need to make capital investments in warehousing or logistics.

It all comes down to choice. Investing in Greensbury, is choosing a healthier future for our families and our planet.